eNUCLEUS                 NEWS RELEASE
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eNucleus Secures $1.5 Million in Financing; $1 Million via an Export Finance
Facility and $520,000 through Private Placement

September 23, 2005

eNucleus, Inc. (OTC: ENUI.OB), a provider of proprietary supply chain software and service solutions, announced today that it has secured an export financing facility for $1 million (expandable to $5 million) from CCH Europe GmbH through Liberty Company Financial LLC, the financial placement agent. eNucleus also closed on a private placement with Sigma Opportunity Fund, L.L.C. for the sale of two million common shares at a share price of $0.26 for gross proceeds of $520,000 along with warrants to purchase 500,000 shares at a strike price of $0.35.


Randy Edgerton, CEO of eNucleus said, "eNucleus is now transitioning into a new phase of growth. Over the last quarter we have added a new Board of Directors which has been absolutely essential in directing eNucleus through this transition of going from a "start up" to a solid company with a seasoned sales force in place and a very well defined suite of products and services, including significant offshore development resources. We are building tremendous sales momentum on the synergies of these product and services and we're looking forward to significant increases in sales throughout the remainder of this year and into 2006".

About eNucleus

eNucleus provides business process solutions that enable any organization to increase productivity and reduce costs through its suite of "off the shelf" internet-based software products and services. The Company's business software and service applications are installed in 22 countries on five continents, touching over 250,000 lives, in multiple languages. For more information on eNucleus solutions, go to www.enucleus.com.

Forward-Looking Statements

The information contained in this press release, including any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's annual report, financial filings and other publicly available information regarding the Company, copies of which are available from the Company upon request as well as with its periodic SEC filings. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements, including risks and uncertainties related to that are unpredictable and outside of the influence and/or control of the Company.



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